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                                                                    Exhibit 99.1

                                 HOLLINGER INC.
                             PROVIDES STATUS UPDATE

         Toronto, Canada, November 1, 2004 -- Hollinger Inc. ("Hollinger")
(TSX: HLG.C; HLG.PR.B) provides the following update in accordance with the guidelines pursuant to which the June 1, 2004 management and insider cease trade order was issued. These guidelines contemplate that Hollinger will normally provide bi-weekly updates on its affairs until such time as it is current with its filing obligations under applicable Canadian securities laws. Reference should be made to Status Update Reports and other press releases that have been previously filed by Hollinger and which are available on SEDAR at www.sedar.com.

         Hollinger and Hollinger International Inc. ("Hollinger International") continue to pursue, on a without prejudice basis, the conclusion of mutually acceptable arrangements to permit the audit of Hollinger's 2003 annual financial statements to begin as soon as possible.

         Hollinger's 2003 annual financial statements cannot be completed and audited until Hollinger International's 2003 annual financial statements are completed. Hollinger International has advised Hollinger that it and its auditors need additional time to review the final report (the "Report") of the investigation by the Special Committee established by Hollinger International, which report was released on August 30, 2004, and to assess its impact, if any, on the results of operations of Hollinger International before it can complete and file its 2003 annual financial statements.

         As a result of the delay in the completion and audit of its annual financial statements for the year ended December 31, 2003, Hollinger will not be in a position to file its third quarter interim financial statements (and related interim Management's Discussion & Analysis) for the nine month period ended September 30, 2004 by the required filing date under applicable Canadian securities laws.

         In its status update of October 15, 2004, Hollinger International indicated that it expects to be able to complete its financial statements (and related MD&A) for its fiscal year ended December 31, 2003 within several weeks, and shortly thereafter to complete its interim financial statements for the fiscal quarters ended March 31 and June 30, 2004. This is a necessary but not sufficient condition to permit Hollinger to complete and file its consolidated financial statements for the same periods as the completion and audit of Hollinger's financial statements will require a level of cooperation from Hollinger International and its auditors which is still in negotiation.

         As previously disclosed by Hollinger, in response to a motion filed by Hollinger International with the Delaware Chancery Court requesting that the Court extend the expiration date of its June 28, 2004 injunction against Conrad
(Lord) Black and Hollinger from October 31, 2004, an agreement in principle had been reached by the parties to voluntarily extend the injunction to expire on the earlier of January 31, 2005 and the date of the completion of any Distribution (as defined below). This agreement has been now been approved by the Corporate Review Committee (the "CRC") of the Hollinger International Board of Directors and embodied in an Order (the "Extension Order") of the Delaware Chancery Court issued on October 30, 2004.

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         Hollinger International has previously announced that it is considering distributing to its stockholders a portion of the proceeds of the sale of the Telegraph Group (the "Telegraph Group Proceeds"), through a dividend, a self-tender offer or some other mechanism (a "Distribution"). The Extension
Order provides that, except as required by statute, regulation or court order (other than an order sought or instigated by Hollinger International), Hollinger International will not take any action to encumber, attach, set off, hold back or in any other way, directly or indirectly, interfere with the amount of the Distribution payable to any of Hollinger Inc., 504468 N.B. Inc., a subsidiary of Hollinger which holds shares of Hollinger International, or Lord Black, nor take any other action that would prevent the amount of the Distribution otherwise payable to any of such parties from being paid into bank accounts designated by such persons. In addition, Hollinger International has agreed that the decision regarding the use or distribution of the Telegraph Group Proceeds will ultimately be determined by the full Board of Directors of Hollinger International, and not the CRC as originally proposed by Hollinger
International.

         The Extension Order further provides that Hollinger International will negotiate in good faith a co-operation agreement with Hollinger, drafts of which have been exchanged among the parties, which agreement will facilitate the audit of Hollinger's 2003 annual financial statements.

         On October 29, 2004, representatives of Lord Black publicly disclosed that it was his intention to resign as a director and as Chairman and Chief Executive Officer of Hollinger, within a matter of days, in order to facilitate consideration of the proposed going private transaction involving Hollinger announced on October 28, 2004.

         As previously disclosed by Hollinger, Mr. Justice Colin L. Campbell of the Ontario Superior Court of Justice has appointed Ernst & Young Inc. ("E&Y") as inspector pursuant to s. 229(1) of the Canada Business Corporations Act to conduct an investigation of certain of the affairs of Hollinger, as requested by Catalyst Fund General Partner I Inc. ("Catalyst"), a shareholder of Hollinger, as a consequence of Mr. Justice Campbell's reasons for decision released on September 15, 2004. Each of Hollinger and Catalyst consented to E&Y's appointment. A preliminary report of E&Y is required to be delivered to the Court by November 25, 2004. The application commenced by Catalyst in the Ontario Superior Court of Justice seeking an order removing all of the directors of Hollinger (except for Robert J. Metcalfe and Allan Wakefield, each of whom was appointed as a director of Hollinger on September 27, 2004) and an injunction restraining any non-arm's length transactions involving Hollinger without notice to and approval of the Court, has been adjourned until November 2, 2004.

         On October 8, 2004, the US$1.25 billion legal action brought by Hollinger International in the US District Court, Northern District of Illinois (the "US Court"), against Hollinger and others parties (the "Amended Complaint") was dismissed. On October 29, 2004, Hollinger International announced that it has filed a motion for certification for interlocutory appeal of the dismissal of its claims in the Amended Complaint related to the Racketeer Influenced and Corrupt Organizations Act. The motion is scheduled to be heard on November 4, 2004. Hollinger International further announced that the Special Committee of its Board of Directors has filed a Second Amended Complaint in the US Court on behalf of Hollinger International in its lawsuit against, among others, Hollinger. The total amount of damages sought in this Second

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Amended Complaint is approximately US$542 million, which includes pre-judgment interest of US$117 million.

         As of the close of business on October 29, 2004, Hollinger and its subsidiaries (other than Hollinger International and its subsidiaries) had approximately US$13.03 million of cash or cash equivalents on hand and Hollinger owned, directly or indirectly, 792,560 shares of Class A Common Stock and 14,990,000 shares of Class B Common Stock of Hollinger International. Based on the October 29, 2004 closing price of the shares of Class A Common Stock of Hollinger International on the New York Stock Exchange of US$17.85, the market value of Hollinger's direct and indirect holdings in Hollinger International was US$281,718,696. All of Hollinger's direct and indirect interest in the shares of Class A Common Stock of Hollinger International are being held in escrow with a licensed trust company in support of future retractions of its Series II Preference Shares and all of Hollinger's direct and indirect interest in the shares of Class B Common Stock of Hollinger International are pledged as security in connection with Hollinger's outstanding 11.875% Senior Secured Notes due 2011 (the "Senior Notes") and 11.875% Second Priority Secured Notes due 2011 (the "Second Priority Notes"). In addition, Hollinger has previously deposited with the trustee under the indenture (the "Senior Indenture") governing the Senior Notes approximately US$10.5 million in cash as collateral in support of the Senior Notes (which cash collateral is also now collateral in support of the Second Priority Notes, subject to being applied to satisfy future interest payment obligations on the outstanding Senior Notes as permitted by amendments to the Senior Indenture). Consequently, there is currently in excess of US$278.0 million aggregate collateral securing the US$78 million principal amount of the Senior Notes and the US$15 million principal amount of the Second Priority Notes outstanding.

         Hollinger's principal asset is its approximately 68.0% voting and 18.2% equity interest in Hollinger International. Hollinger International is an international newspaper publisher with English-language newspapers in the United States and Israel. Its assets include the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

Media contact:
Jim Badenhausen
646-805-2006

                              www.hollingerinc.com